

DIVISION OF
CORPORATION FINANCE

July 18, 2012

Via E-Mail
Thomas M. O'Brien
Executive Vice President and
   Chief Financial Officer
Kadant Inc.
One Technology Park Drive
Westford, Massachusetts 01886

> **Re: Kadant Inc.**
> **Form 10-K for the year ended December 31, 2011**
> **Filed March 14, 2012**
> **File No. 001-11406**

Dear Mr. O'Brien:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2011

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 19

Application of Critical Accounting Policies and Estimates, page 20

 Percentage-of-Completion, page 21

1.   We note your disclosure in this section that primarily for your orders in China you are exposed to the risk that customers may not comply with the contractual obligation to take delivery of the equipment. Please explain to us if you have sustained any losses on these

contracts as a result of customers not taking delivery of equipment. Also, please explain to us how this risk affects your method of revenue recognition on these contracts. Specifically explain the circumstances where you recognize revenues using the percentage-of-completion method on these contracts. Finally, tell us how any such delivery uncertainties impact your assessments of the utility of the inventory related to orders with delivery risks.

Index to Consolidated Financial Statements and Schedule, page F-1

Notes to Consolidated Financial Statements, page F-8

Note 1 - Nature of Operations and Summary of Significant Accounting Policies, page F-8

Revenue Recognition and Accounts Receivable, page F-9

2.   We see from disclosures herein that the company uses the percentage-of-completion method of accounting to recognize revenue on certain long-term contracts. We also noted disclosures on page 9 that you recognize revenue for certain capital orders in China using the completed contract method and on page 25 that "Our revenue recognition in China can be quite variable from period to period because we generally recognize revenue there on the completed contract method".   Please tell us why this Note does not disclose that you use the completed contract method of accounting for certain contracts. Also, tell us how the company determines which revenue recognition method to use for its long-term contracts. Reference the specific authoritative U.S. GAAP that supports your conclusions. Finally, revise future filings to include all disclosures required by FASB ASC 605-35-50.

3.   In a related matter, we noted disclosures herein that "Revenues recorded under the percentage-of-completion method were $29 million in 2011, $26 million in 2010, and $32 million in 2009" and on page F-40 that revenues from China during the same periods were approximately $62 million, $37 million and $22 million, respectively. Please tell us the portion of the referenced percentage-of-completion method revenues during fiscal 2011, 2010 and 2009 that were related to orders from Chinese customers and tell us the portion of the revenues from China as disclosed on page F-40 that were recognized using the completed contract method. Based on your response to the aforementioned requests as well as disclosures in the "percentage-of-completion" section on page 21, consider the need to address why page 25 indicates "Our revenue recognition in China can be quite variable from period to period because we generally recognize revenue there on the completed contract method".

Note 12 – Business Segment and Geographical Information, page F-39

4.   We note that you have aggregated your operating entities into one reportable segment, Papermaking Systems, and a separate product line, Fiber-based Products. Please tell us

the basis for aggregating your operating segments into a one reportable segment and a separate product line under FASB ASC 280. Please also provide us with your analysis of the aggregation criteria under FASB ASC 280-10-50-11.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Eric Atallah, Staff Accountant at (202) 551-3663 or Jay Webb, Reviewing Accountant, at (202) 551-3603 if you have questions regarding these comments. In this regard, do not hesitate to contact me at (202) 551-3643.

Sincerely,

/s/ Jay Webb "for"

Kevin L. Vaughn
Accounting Branch Chief